EXHIBIT 99.1

Notice of Change of Auditor

Pursuant to National Instrument 51-102 (Part 4.11)

TO:	Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission

AND TO:	KPMG LLP MNP LLP

In accordance with section 4.11 of National Instrument 51-102, NXT Energy Solutions Inc. (the “Company”) hereby provides notice as follows:

1.	Effective as of April 25, 2023, KPMG LLP (the “Predecessor Auditor”), has indicated that it will not stand for reappointment as the auditor of the Company for the fiscal year ending December 31, 2023.

2.	Effective as of May 18, 2023, MNP LLP (the “Successor Auditor”), has indicated that it will stand for appointment as the auditor of the Company for the fiscal year ending December 31, 2023.

3.

The resignation of the Predecessor Auditor and the appointment of the Successor Auditor have been considered and approved by the Audit Committee and the Board of Directors of the Company (the "Board").

4.	The Board has resolved to propose to the Company's shareholders to appoint the Successor Auditor as its auditor at the next annual meeting of the shareholders of the Company.

5.

There were no modified opinions expressed in the Predecessor Auditor's reports on the Company's consolidated financial statements for the two most recently completed fiscal years for the years ended December 31, 2022 and 2021 except as follows: KPMG LLP’s report on the consolidated financial statements of NXT as of and for the years ended December 31, 2022 and 2021 contained a separate paragraph stating that “As discussed in Note 1 to the consolidated financial statements, the Company’s current and forecasted cash and cash equivalents and short-term investments position is not expected to be sufficient to meet its obligations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty."

6.	There have been no "Reportable Events", as defined in National Instrument 51-102 (Part 4.11).

DATED May 24, 2023

NXT ENERGY SOLUTIONS INC.

Per:	“/S/ Eugene Woychyshyn”
Eugene Woychyshyn VP of Finance and Chief Financial Officer